

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2006

Mr. Robert L. Poley
Chief Financial Officer
1625 Broadway, Suite 1480
Denver, Colorado 80202

> **Re: Heartland Oil and Gas Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **Filed May 15, 2006**
> **Response Letter Dated May 5, 2006**
> **File No. 1-7427**

Dear Mr. Robert L. Poley:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Auditor's Report, F-1

1.   Please have your auditor's revise their report to refer to the financial statement titles consistent with your financial statements. For example, but without limitation, we note your auditors' report refers to "consolidated statement of operations" while you have titled this statement as an "operations statement".

Operations Statement, F-4

2.   We note your disclosure on page F-8 indicating that you present impairment losses within the exploration expense line item in your operations statement. Revise your disclosure and operation statement presentation to separately present significant impairment losses. Refer to Rule 5-03(b).3 of Regulation S-X.

Oil and Gas Properties, F-7

3.   Please remove your disclosure quantifying your proved reserves in an amount of $1,316,102 as of December 31, 2005. Please tell us how you arrived at the recorded value presented on your balance sheet.

4.   We note your disclosure indicating that capitalized costs are depleted when revenue is received from production. Revise your disclosure to state that you record depletion when a unit is produced, if true. Otherwise, tell us how it is appropriate to recorded depletion based on revenue received rather than production volumes and cite the authoritative accounting literature supporting your policy.

Note 3 – Oil and Gas Property, page F-10

5.   We note your response to prior comment eight disclosing your asset allocation values associated with your purchase from Evergreen Resources, Inc. Please expand your disclosures to include the asset purchase allocation.

6.   We note your response to prior comment nine. Please expand your disclosure to indicate the anticipated timing for the inclusion of unproved properties in the amortization computation as previously requested.

7.   We note your response to prior comment twelve. Expand your disclosure to describe and identify the "extensive evaluations" you conducted in the first three quarters of 2005 which led you to conclude that the properties had been impaired and provide to us the dates those evaluations were completed. Contrast this information with that used to conclude that as of December 31, 2004 no impairment related to these properties was necessary.

Note 6 Preferred Stock, page F-11

8.   We note your response to prior comment 10 indicating that you will include on Form 10-Q for the quarterly period ended March 31, 2006, certain disclosures regarding Series A and B Convertible Preferred Stock which were not included in your financial statement notes filed on Form 10-K for the fiscal year ended December 31, 2005. As previously requested, include all disclosures which are fully responsive to our comments in your Form 10-K.

9.   We note your response to prior comment 10 which did not fully address our
        requests regarding your Convertible Preferred Stock. Please address the
        following in regards to both Series A and Series B Convertible Preferred Stock:

        •   Describe and disclose in detail the holder redemption rights and what you
            mean by "effectively within our control". It is unclear how the assessment of
            likelihood is relevant when assessing whether a condition is within a
            company's control. Additionally, tell us how you considered the application
            of ASR 268 and EITF D-98 regarding the classification of your preferred
            shares in light of the cash redemption features.

        •   It appears you have not included the preferential dividend associated with the
            beneficial conversion feature of the Convertible Preferred Stock in loss per
            share or loss applicable to common shareholders. Please explain why it is
            appropriate to exclude such dividends from loss applicable to common
            shareholders and loss per share. Refer to paragraph 8 of EITF 98-5 and
            paragraph 9 of SFAS 128.

        •   We note your response to prior comment 11 indicating that you believe your
            warrants qualify for permanent equity classification. Please submit your
            paragraph by paragraph analysis of paragraphs 12-32 of EITF 00-19. We
            would expect a citation of each paragraph along with a summary of the
            warrant terms applicable to each paragraph accompanied by your narrative
            analysis. Additionally, expand your disclosures to include your proposed
            warrant disclosure set-forth in your response letter.

Note 12 Commitments, page F-14

10.   We note your response to prior comment 15 and presume that since your have
        concluded that the contingent loss related to the FEIPCO litigation is neither
        probable nor remote that it is reasonably possible. As such, expand your
        disclosure to include this matter and explicitly state that the likelihood of loss is
        reasonably possible and disclose the possible range of loss. Refer to paragraph 10
        of SFAS 5.

Note 14 Unaudited Oil and Gas Reserve Information, page F-15.

11.   Please provide all the disclosures in the format set-forth in Illustrations 1-3 of
        Appendix A of SFAS 69. In the event you decide to present these disclosures
        elsewhere in your financial statement notes please revise the disclosure to the
        appropriate format provided in the cited illustrations.

Estimated Oil and Gas Reserve Quantities, page F-16

12.   Please revise your title of "Proven Net Reserves" to "Reserve Quantity
        Information", accompanied with the year end, in accordance with Appendix A,
        Illustration 4 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows, page F-16

13.   We note you state, "There were no extensions, discoveries or improved recoveries
        for the year ended December 31, 2005", although you present proved reserves
        resulting from extensions and discoveries under your estimated oil and gas
        reserve quantities. Please revise your disclosure as appropriate.

14.   Please expand your disclosure to indicate that the future development and
        production cost component of your standardized measure of discounted future net
        cash flows are computed by estimating the expenditures to be incurred in
        developing and producing the proved gas reserves at the end of the year, based on
        end of year prices, if true, or otherwise advise.

15.   We note you have not included any future income taxes in your computation of
        the standardized measure of discounted future net cash flows. Please quantify the
        taxes and disclose that this component was calculated using year-end statutory tax
        rates. In the event you believe no future tax expense will be paid, explain how
        you arrived at this conclusion. Because of your recent determination of proved
        reserves, it is unclear how you have concluded that no future tax expense will be
        incurred since only tax credits and allowances associated with your proved gas
        reserves should be considered when deducting amounts from income tax expense.
        Your revisions should be applied to all disclosures such as those presented on
        page 9.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-17

16.   We note that no amounts are presented within your tabular presentation of the
        changes in standardized measure of discounted future net cash flows although
        your total equates to the total presented in your computation of the standardized
        measure of discounted future net cash flows. Please revise your presentation to
        quantify the component(s) which accounts for the change in the standardized
        measure of discounted future net cash flows.

Form 10-QSB for the period ended March 31, 2006

<u>General</u>

17.   Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report on Form 10-K above.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief